

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 17, 2007

By U.S. Mail

Mr. Bruce Smith
Chief Financial Officer
102 Fahm Street
Savannah, Georgia 31401

      Re: **Citi Trends, Inc.**
              Form 10-K for the year ended February 3, 2007
              Filed April 11, 2007
              File No. 0-51315

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Michael Moran
                        Branch Chief Accountant